UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1
Orbitz Worldwide, Inc.

(Name of issuer)
COMMON STOCK

(Title of class of securities)
68557K109

(CUSIP number)
February 7, 2008

(Date of event which requires filing of this statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
(Continued on the following pages)
(Page 1 of 8 Pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68557K109	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS PAR Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		8,650,920 COMMON STOCK, par value $.01 per share

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,650,920 COMMON STOCK, par value $.01 per share

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,650,920 COMMON STOCK, par value $.01 per share

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.42% COMMON STOCK, par value $.01 per share

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	68557K109	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS PAR Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		8,650,920 COMMON STOCK, par value $.01 per share

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,650,920 COMMON STOCK, par value $.01 per share

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,650,920 COMMON STOCK, par value $.01 per share

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.42% COMMON STOCK, par value $.01 per share

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	68557K109	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS PAR Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		8,650,920 COMMON STOCK, par value $.01 per share

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,650,920 COMMON STOCK, par value $.01 per share

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,650,920 COMMON STOCK, par value $.01 per share

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.42% COMMON STOCK, par value $.01 per share

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT ON SCHEDULE 13G

Item 1(a).	Name of Issuer:
Orbitz Worldwide, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
500 W. Madison Street
Suite 1000
Chicago, IL 60661

Item 2(a).	Names of Person Filing:
PAR Investment Partners, L.P.
PAR Group, L.P.
PAR Capital Management, Inc.

Item 2(b).	Business Mailing Address for the Person Filing:
PAR Capital Management, Inc.
One International Place, Suite 2401
Boston, MA 02110

Item 2(c).	Citizenship:
State of Delaware

Item 2(d).	Title of Class of Securities:
COMMON STOCK

Item 2(e).	CUSIP Number:
68557K109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable

Item 4.	Ownership:
(a)	Amount Beneficially Owned:
8,650,920 common stock, par value $.01 per share
(b)	Percent of Class:
10.42% COMMON STOCK, par value $.01 per share
(c)	Number of shares as to which such person has:
(i)	8,650,920 common stock, par value $.01 per share

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 8,650,920 common stock, par value $.01 per share

(iv)	shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

PAR INVESTMENT PARTNERS, L.P.
By:	PAR GROUP, L.P.
its general partner
By:	PAR CAPITAL MANAGEMENT, INC.
its general partner

By:	/s/ Gina DiMento
Gina DiMento, Vice President

PAR GROUP, L.P.
By:	PAR CAPITAL MANAGEMENT, INC.,
its general partner

By:	/s/ Gina DiMento
Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.
By:	/s/ Gina DiMento
Gina DiMento, Vice President